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Valneva Announces Positive Phase 2 Results for Tetravalent Shigella Vaccine Candidate S4V2
Data from infant immunogenicity and safety trial, and controlled human infection model (CHIM) trial, demonstrate favorable safety profile with encouraging immunogenicity and efficacy signals
Lyon (France), November 9, 2026 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced positive results from two Phase 2 trials of Shigella4V2 (S4V2), the world’s most clinically advanced tetravalent bioconjugate vaccine candidate against shigellosis. Valneva is evaluating the complete dataset of the Phase 2 infant and CHIM trials to determine the most appropriate path forward for the potential first-in-class vaccine candidate.
Shigellosis is the second leading cause of fatal diarrheal disease worldwide, strongly contributing to pediatric morbidity and mortality. It is estimated that up to 165 million infections annually are due to Shigella of which 62.3 million occur in children younger than five years1. Developing an effective vaccine to prevent this deadly disease is a public health imperative for many areas of the world.
The Phase 2 infant trial S4V02 (Identifier: NCT06523231) conducted in Kenya investigated the safety and immunogenicity of two dose levels of S4V2 compared with a control meningococcal vaccine in 110 infants aged nine months. Participants were vaccinated according to a two-dose schedule.

S4V2 showed a favorable safety and tolerability profile across both dose levels evaluated. Most solicited and unsolicited adverse events were mild to moderate in severity and did not differ statistically from the control group. All treatment-related adverse events resolved without complications.
Following the two-dose vaccination schedule, S4V2 induced immune responses with statistically significant increases in anti-LPS IgG antibody levels for all four targeted Shigella serotypes compared with the control group. Geometric Mean antibody Titers peaked after the second dose and remained above baseline levels six months later. Data from this trial provide encouraging evidence of immunogenicity and antibody persistence while highlighting the need for further evaluation of dose selection and vaccination scheduling to optimize the breadth and robustness of the immune response.
The Phase 2 CHIM trial S4V03 (Identifier: NCT06615375), aimed to evaluate the safety, immunogenicity and efficacy of S4V2 in approximately 120 healthy adults aged 18 to 50 years who were seronegative for Shigella at baseline. The trial was conducted across three clinical sites in the United States.

Following confirmation of the selected vaccine dose in Step 1 of the trial, newly enrolled participants received two doses of S4V2 or placebo one month apart. Approximately one month
1Shigellosis | CDC Yellow Book 2024

after the second vaccination, participants were challenged with the Shigella sonnei 53G strain to evaluate the vaccine 's ability to confer protection against S. sonnei 53G-associated shigellosis.

The trial met its primary endpoint with a statistically significant reduction in the incidence of shigellosis due to the S. sonnei serotype among participants who received S4V2 compared with those who received placebo. Further analysis of efficacy and immunogenicity are ongoing.
Hanneke Schuitemaker, Ph.D., Chief Scientific Officer of Valneva, commented "These studies provide important clinical data on the safety, immunogenicity and preliminary efficacy of the S4V2 vaccine candidate. The favorable safety profile observed across both studies, together with the immune responses seen in infants and the achievements of the predefined primary endpoint in the CHIM study, represent positive and encouraging results while underscoring the need for further clinical evaluation and optimization. We will complete the assessment of the full datasets to inform the design of the next steps of clinical development for the vaccine candidate."
The U.S. Food and Drug Administration (FDA) granted Fast Track designation to S4V2 in 20242, recognizing its potential to address a serious condition and fill an unmet medical need.

LimmaTech was the sponsor for both trials. Trial S4V02, conducted in infants, was supported by funding from the Gates Foundation.

About Shigellosis
Shigellosis is a global infectious disease caused by Shigella, a Gram-negative bacterium. An estimated 165 million Shigella infections occur worldwide each year3, including approximately 62.3 million cases in children under five years of age. The disease represents a major public health burden and is a leading cause of diarrheal morbidity and mortality in low- and middle-income countries, as well as among travelers and military personnel deployed to endemic regions. Shigella is estimated to cause up to 600,000 deaths annually and is the second leading cause of fatal diarrheal disease worldwide4.
Current treatment relies primarily on oral rehydration and antibiotic therapy. However, increasing antimicrobial resistance, including the emergence and spread of multidrug-resistant strains, is making infections progressively more difficult to treat and reinforces the urgent need for preventive measures. Despite the significant global burden of disease, there is currently no licensed vaccine available to prevent shigellosis.

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
2 Valneva and LimmaTech Awarded FDA Fast Track Designation for Tetravalent Shigella Vaccine Candidate S4V - Valneva
3 Shigellosis | CDC Yellow Book 2024
4 Shigellosis | CDC Yellow Book 2024

We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines.
Revenues from our commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate under regulatory review, which is partnered with Pfizer, the world’s most clinically advanced tetravalent Shigella vaccine candidate, as well as vaccine candidates against other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
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